MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

EXHIBIT 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the reference to our firm under the caption "Interest of Named Experts and Counsel" and to the use of our report dated April 19, 2006 included in the Registration Statement on Form SB-2 and related Prospectus of Wildon Productions Inc. for the registration of shares of its common stock.

Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

May 9, 2006